UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-03492	No. 75-2677995
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

3000 North Sam Houston Parkway East		77032
Houston, Texas
(Address of principal executive offices)		(Zip Code)

Christian A. Garcia
Senior Vice President, Finance and Acting Chief Financial Officer
(281) 871-2699
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Halliburton Company (the Company or Halliburton) has conducted a reasonable country of origin inquiry (RCOI), as described herein, of its suppliers to determine whether any conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD, necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company during 2014 (the Products) originated from the Democratic Republic of the Congo or an adjoining country. Following Halliburton’s RCOI, and after exercising appropriate due diligence, Halliburton has determined that the Products are “DRC conflict undeterminable,” as defined by paragraph (d)(5) of Item 1.01 of Form SD.

Conflict Minerals Disclosure

We are filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of this Form SD and the Conflict Minerals Report can be found on our website at:

http://ir.halliburton.com/phoenix.zhtml?c=67605&p=irol-sec

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

The following exhibits are filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2015		HALLIBURTON COMPANY

	By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President, Finance and
Acting Chief Financial Officer